April 14, 2015

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C.  20549

RE:        Cyberonics, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended April 25, 2014
Filed June 16, 2014
File No. 000-19806

Dear Mr. Cascio:

Set forth below are the Company’s responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 31, 2015 (the “Comment Letter”).  For your convenience, the exact text of the comments provided by the Staff is included in bold face type preceding each response in the order presented in the Comment Letter.

Form 10-K for Fiscal Year Ended April 25, 2014

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Net Sales, page 33

1.
We see from the disclosure on pages 6 and 7 of your Form 10-K that the VNS Therapy System has various components and tools.  We also see that you quantify the number of generator units sold in MD&A and that you quantify the number of leads sold in the United States in your earnings calls.  Please describe to us the relative significance of revenues from sales of pulse generators, leads and other components of your system.  Also, explain to us why you do not provide some disclosure of the relative significance of revenues derived from the various components of your system in MD&A.

Brian Cascio
Securities and Exchange Commission
April 14, 2015

Response:

The relative significance of revenue from our system’s components for the year ended April 25, 2014 follow:

U.S.
Generators	$193.8m	(68.7% of total revenue of $282.0m)
Leads	$29.7m	(10.5%)
Other	$2.0m	(0.7%)

International
Generators	$47.2m	(16.7%)
Leads	$7.2m	(2.6%)
Other	$0.7m	(0.2%)

Generator revenues comprise approximately 85% of total revenues and the Company believes that the 10-K disclosure has appropriately focused on the trends around the most significant portion of revenues. Lead and other component revenue are less impactful to the total.

Cyberonics has provided information on the quantity of leads sold in the U.S. market for a fiscal period during its earnings calls since fiscal 2011 because some investors have requested the information. However, we have historically not provided this information due to the fact that we believe that revenues derived from the sale of leads and other components of our system are not material in relation to the sale of generators, such as to warrant a separate disclosure in the MD&A.

2.
As a related matter, we see that you highlight the significance of unit sales of two types of Aspire generators in your earnings calls.  Tell us why you do not provide some measure of the significance of revenues derived from these products in MD&A.

Brian Cascio
Securities and Exchange Commission
April 14, 2015

Response: We do not provide a discussion of the significance of revenues from the sales of different types of Aspire generators because management believes that the different models of generator provide the same treatment to patients although each model of generator has different features such as size and battery life which drive differential pricing. Only one model of our Aspire generator, the AspireHC generator, is available for sale in the United States. During quarterly earnings calls, management discusses adoption rate of the various new models of generators, including the Aspire generators, due to investor focus on the impact of this adoption on increased average selling price. Management believes that investors are focused more on the impact of these models of generator on average selling price than the significance of absolute revenues associated with each model, and have included language in the Results of Operations section of the MD&A for the 52 weeks ended April 25, 2014 to this effect: “The average selling price increased due to higher marker penetration of our higher priced AspireHC generator….”.

ITEM 8.  Financial Statements

Note 1.  Revenue Recognition, page F-8

3.
We see that your revenue recognition policy cites the four general criteria from SAB Topic 13.  Please tell us how you apply the criteria from your disclosure in determining the appropriate timing of revenue recognition.  For instance, describe what you consider to be pervasive evidence of an arrangement, tell us when title and risk of loss transfer to your customers, and describe the factors you consider in concluding that the Price is fixed and determinable and that collection is reasonably assured.

Response: Management applies the four criteria from SAB Topic 13 to determine the appropriate timing of our product revenue recognition for sales as follows:

• Pervasive evidence of a sales arrangement exists: We record product orders after we have pervasive evidence of a sales arrangement. Our usual and customary practice is to record and process orders based on a written purchase order from the customer, or on a customer phone call, if a purchase order number is referenced. The purchase order is made pursuant to either an annual master purchase agreement or a separate agreement specific to the order, and includes a description of the product to be ordered, quantity of each individual product ordered, agreed upon price and delivery instructions.

Brian Cascio
Securities and Exchange Commission
April 14, 2015

• Delivery and performance: We invoice our customers after the customer has taken title and assumed the risks and rewards of ownership of the products specified in the customer’s order. Title and risk of loss passes to the customer when a product is shipped, that is, terms are generally FOB shipping point with respect to 95% of all product orders and revenues. Title and risk of loss passes to certain customers accounting for less than 5% of all revenues when the product is received, that is, terms are FOB destination, and in such cases we invoice the customer and recognize the revenue upon receiving confirmation from the third-party carrier that the product has been delivered. We have no remaining performance obligations after title transfers to our customers.

• Fixed or determinable sales price: Orders are processed after pricing is fixed. Pricing is based on our master price list, a customer contract, or a management approved price discount.

• Collectability is reasonably assured: We only invoice product that a customer orders and we limit our exposure to bad debt losses by evaluating our customers’ credit rating or other financial information to determine the customer’s financial condition to assess their ability to pay and whether or not revenue is realizable.  We also review the customer’s payment history and set appropriate credit limits. In the two (2) fiscal years ended April 25, 2014, we wrote off amounts representing less than 0.01% of total revenues recorded during this period.

4.
Please describe to us any significant differences in the terms of sales made by your direct sales force versus sales made to distributors.  Describe to us how any significant differences in terms of distributor arrangements are considered in your revenue recognition practices.

Response: Sales terms to our distributors are not significantly different from our sales terms for our direct customers, except for minor differences as noted below:

The time periods covered by our contracts with distributors are predominantly annual, although there are some contracts for longer periods. The terms and conditions of our distribution contracts include expectations around regulatory compliance, and provide for title and risk of loss to pass to the distributor when a product is shipped.  In addition, distribution contracts may provide for payment terms up to 30 days longer than the standard payments terms for our direct customers.

Amendments are typically negotiated annually with each distributor covering expected purchases and pricing.

The differences in payment terms and pricing negotiations noted above, do not result in a different revenue recognition practice for sales to our distributors compared to sales made by our direct sales force.

Brian Cascio
Securities and Exchange Commission
April 14, 2015

5.
We see from the disclosure on pages 6 and 7 of your Form 10-K that the VNS Therapy System appears to have multiple components.  Accordingly, please clarify for us whether you have sales transactions accounted for under the accounting guidance applicable to multiple element arrangements.  If so, explain to us how you apply multiple element accounting.

Response:

Our sales transactions are accounted for in consideration of the accounting guidance set forth in Accounting Standards Codification (“ASC”) 605-25 Revenue Recognition – Multiple Element Arrangements. ASC 605-25-15-2a states that multiple element arrangements apply to all deliverables (that is, products, services or rights-to-use assets) within contractually binding arrangements (whether written, oral, or implied, and hereinafter referred to as arrangements) in all industries in which a vendor will perform multiple revenue-generating activities.

Our product, the VNS Therapy® System, delivers vagus nerve stimulation therapy and consists of multiple components. These components include a pulse generator; a lead [that connects the pulse generator to the vagus nerve]; surgical instruments; the tunneling tool; instruction manuals; an accessory pack [used to test the function of the device prior to implantation]; and patient kits [consisting of magnets to suspend or induce stimulation manually]. We also provide equipment, consisting of a hand-held computer and programming wand, to enable the treating physician to set the pulse generator stimulation parameters for the patient. The instruction manuals, patient kits and the programming equipment are provided free of charge.  We do not provide or sell any services.

ASC 605-25-25-5 states that in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met: (i) the delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s) and (ii) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

All the components of the  VNS Therapy® System, other than the components provided free of charge, have separate pricing and are ordered and sold separately to our customers and therefore each of these components is considered a unit of accounting.

Brian Cascio
Securities and Exchange Commission
April 14, 2015

The hand-held computer and programming wand are used by our customers to set the pulse generator stimulation parameters for the patient. This equipment is not sold by any vendor and has no use to the customer except for programing our generator.  The customer does not have the ability to resell these components on a standalone basis and these components have no standalone value to our customers. As a result, we do not consider these components as separate units of accounting and do not apply multiple element arrangement accounting to these components.

Our customer agreement allows for the return of any of the ordered components either separately or together.

Our customers, who order the above components, have the option to order generators without leads, leads without generators, some combination of each, or exactly the same number of each, and the tunneling tool, depending on their perceived needs.  We have master purchase agreements with certain customers that specify the basic terms and conditions for subsequent purchases. Under these arrangements, customers request products through purchase orders that specify the products and quantities without executing a new contractual agreement. Purchase orders executed under the master purchase agreements are considered standalone agreements.

When a customer’s order is received, all the components included in the order, are shipped at the same time.  There are never instances where a customer order has undelivered deliverables, resulting in us not having to measure and allocate the arrangement consideration to the individual units of accounting.

Note 15.  Income Taxes, page F-20

6.
Please reconcile for us the difference between the deferred income tax provision of $13.1 million in the year ended April 26, 2013 and the amount shown on the statement of cash flows of $22.4 million for that year.

Response: Please see the reconciliation between the deferred tax provision per  income tax footnote 15 related to the 52 weeks ended April 26, 2013 and the deferred income tax included in the Consolidated Statement of Cash Flows, Operating Activities section.

Description	Amount	Note
Deferred Tax Provision per Income Tax Footnote	$13,136,506
Utilization of Federal & State Pre-FAS 123R NOL recorded to APIC	$7,684,987	(1)
FYE 2013 Federal & State current windfalls “As If” Adjustment	$259,991	(2)
FIN 48 related to Neurovista ordinary loss	$1,339,561	(3)
Per Operating cashflows of Consolidated Statement of Cash Flows	$22,421,044

Brian Cascio
Securities and Exchange Commission
April 14, 2015

Note 1 - Pursuant to ASC 718, windfall tax benefits from stock-based compensation should be classified as Cash Flows from Financing Activities on the Consolidated Statement of Cash Flows.  The $7.7 million of windfall benefits associated with the pre-FAS 123R equity NOL utilization were not included in the Cash Flow from Financing Activities section of the Consolidated Statement of Cash Flows for the year ended April 26, 2013.

The Company identified the misclassification subsequently during 2014 and determined that the difference was both quantitatively and qualitatively immaterial to the Consolidated Statements of Cash Flows for the year ended April 26, 2013.

Note 2 - The FYE 2013 current windfalls were appropriately classified in accordance with ASC 230-10-45-14, as Cash Flows from Financing Activities on the Consolidated Statement of Cash Flows.  The $259,991 adjustment represents the adjustment to actual windfalls to record the “as if” windfalls in the Cash Flows from Financing Activities on the Consolidated Statement of Cash Flows.

Note 3 – The $1.3 million represents a FIN 48 liability associated with the Neurovista ordinary loss, which increased total tax expense in FYE 2013.  This was improperly disclosed as a non-cash deferred income tax item and not disclosed as a change in non-current taxes payable included within current and non-current liabilities in the Cash Flows from Operating Activities section of the Consolidated Statement of Cash Flows for the year ended April 26, 2013.

The Company identified the misclassification subsequently during 2014 and determined that the difference was both quantitatively and qualitatively immaterial to the Consolidated Statements of Cash Flows for the year ended April 26, 2013.

The classification of the windfall tax benefits and the FIN 48 liability noted above, was appropriately presented for all subsequent periods beginning in the first quarter of fiscal year 2014.

Additionally, in making the responses contained in this letter to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Brian Cascio
Securities and Exchange Commission
April 14, 2015

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or with respect to this filing to the undersigned at (281) 228-7275.

Very truly yours,

/s/ Gregory H. Browne
Senior Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial Officer)